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www.timminsgold.com

November 23, 2011	TSX: TMM, NYSE.A: TGD

NEWS RELEASE

UPDATED MINE PLAN AND INCREASED PRODUCTION SCHEDULE
FOR THE SAN FRANCISCO MINE IN SONORA, MEXICO

Timmins Gold Corp. (TSX:TMM, NYSE.A:TGD) announces the completion and filing of the technical report titled NI 43-101 F1 Technical Report Updated Resources and Reserves and Mine Plan for the San Francisco Gold Mine Sonora, Mexico, dated November 1, 2011, prepared by Micon International Limited of Toronto (“Micon”). The Technical Report was prepared to update the previous technical report dated November 30, 2010 and to provide a base case scenario for increased production at the San Francisco Mine as a result of rising gold prices and a 104% increase in the estimated mineral reserves at the mine.

Highlights – Projected Results

-	Total gold production of 810,065 ounces from 2011 to 2017
-	Expansion of crushing facilities from 18,000 tonnes per day to 32,000 tonnes per day in 2012
-	Average annual production of approximately 130,000 ounces of gold from 2012 to 2017
-	Base case life of mine cash costs of US$633 per ounce
-	Life of Mine Operating Profit of $455 million
-	Strip ratio of 2.1

Commenting on the Technical Report’s results, Timmins Gold President Arturo Bonillas said: “The Technical Report continues to confirm the robust economics of the San Francisco Mine. The increase in the mineral reserves at the San Francisco Mine has been obtained from the successful drilling undertaken up to June 30, 2011 and higher gold prices. The decision to increase the capacity of the crushing system to 32,000 tonnes per day has been derived from a number of factors, including the successful drill program and resulting increase in estimated reserves, rising gold prices and the commensurate decrease in cutoff grade, and management’s conviction that additional reserves are likely to be established in and around the pit and at La Chicharra as a result of the extensive drilling program of over 100,000 metres completed in the second half of 2011, the results of which are not yet incorporated into the Technical Report. A further updated NI 43-101 Technical Report incorporating drilling from July 1, 2011 is scheduled for completion in Q1 2012.”

Proven and Probable Mineral Reserves within the San Francisco and La Chicharra pits with Topography at June 30, 2011, Gold price US$1,100 per ounce

PIT	Ore Type	Metric tonnes (1000)	Gold g/t	Contained Gold Ounces
San Francisco Pit	Proven	42,850	0.604	831,000
	Probable	21,395	0.556	383,000
	Total	64,245	0.588	1,214,000
La Chicharra Pit	Proven	6,180	0.447	89,000
	Probable	1,966	0.439	27,000
	Total	8,146	0.445	116,000
Total	Proven	49,030	0.584	920,000
	Probable	23,361	0.546	410,000
	Total	72,391	0.572	1,330,000

1.	Mineral reserves are based on a gold price of US$1,100 per ounce
2.	Reserve includes a dilution factor of 8.3%
3.	An internal cutoff grade of 0.14 g/t gold was used for proven and probable reserves

Table 2
Mineral Resource Estimate with Drill Data as of the end of June, 2011 (Inclusive of Mineral Reserve)

PIT	Ore Type	Metric tonnes (1000)	Gold g/t	Contained Gold Ounces
San Francisco Pit	Measured	42,546	0.640	876,000
	Indicated	22,698	0.595	434,000
	Total Measured & Indicated	65,244	0.625	1,310,000
	Inferred	66,483	0.420	898,000
La Chicharra Pit	Measured	6,158	0.488	96,000
	Indicated	2,222	0.488	35,000
	Total Measured & Indicated	8,380	0.488	131,000
	Inferred	7,197	0.465	107,000
Total	Measured	48,704	0.621	972,000
	Indicated	24,920	0.586	469,000
	Total Measured & Indicated	73,624	0.609	1,441,000
	Total Inferred	73,680	0.424	1,005,000

1.	Mineral resources are based on a gold price of US$1,200 per ounce
2.	An internal cutoff grade of 0.128 g/t gold was used for measured & indicated and inferred ounces
3.	The inferred resources include material outside of the pit shell. It has the potential to become additional rerserves of the San Francisco mine at a future stage.

The Mineral Reserves are based on a gold price of US$1,100 per ounce. The reserve includes a dilution factor of 8.3% that takes into account the dilution of partially mineralized blocks in the model. An internal cutoff grade of 0.14 g/t gold was used for the proven and probable reserve estimate. Weighted average LOM gold recovery is estimated at 68.6% based on the new geological model and the respective metallurgical recoveries for each rock type generated for the deposit.

ECONOMIC EVALUATION

Metal Price Forecast

It can be seen that, at a gold price of US$1,200/oz, the San Francisco project exhibits robust economics over its projected remaining life of approximately 5.5 years. The life-of-mine average cash cost of producing gold is estimated at US$633/oz, and future capital expenditures are forecast to be relatively low.

Revenue projections are based on a constant gold price of US$1,200/oz in real terms, closely approximating the 3-year trailing average price but significantly lower than current spot prices. Accordingly, the sensitivity of the project to a gold price in a range of up to US$1,500/oz has also been evaluated. The economic analysis indicates that the project will yield present values of US$252 million at a discount rate of 5%/y and US$232 million at a discount rate of 8%/y. The expansion capital schedule principally in 2012 will be paid back rapidly through accelerated cash flows.

Base Case

The base case evaluation has been made for a nominal throughput rate of 32,000 tonnes per day, which is expected to be achieved in 2012. A summary of the base case life-of-mine statistics and annual cash flows are summarized in the table below.

Discounted Cash Flow Analysis of the San Francisco project

	2011	2012	2013	2014	2015	2016	2017	Total

Gold Produced (ounces)	24,765	128,062	155,939	147,840	149,189	135,751	72,590	814,136
Payable Gold (%)	99.5	99.5	99.5	99.5	99.5	99.5	99.5	99.5
Payable Gold (ounces)	24,641	127,421	155,160	147,101	148,443	135,072	72,227	810,065

GOLD PRICE (US$/ounce)	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200

CASH REVENUE AND EXPENDITURE (US$ thousand)

Gross Revenue from Gold Sales	29,569	152,906	186,192	176,521	178,132	162,087	86,672	972,078
Less: Freight, Insurance, Refining (US$5/ounce)	124	640	780	739	746	679	363	4,071

NET SMELTER RETURN	29,445	152,265	185,412	175,782	177,386	161,408	86,309	968,008

Operating Cost - Mining ($1.82/tonne mined)	11,346	54,232	59,474	62,421	62,419	59,689	16,611	326,191
Operating Cost - Rehandling ($0.50/tonne rehandled)	0	0	0	0	0	0	2,105	2,105
Operating Cost - Crushing ($1.25 to $1.20/tonne leached)	1,824	9,392	13,943	13,940	13,939	13,939	9,662	76,640
Operating Cost - Leaching ($0.97 to $0.94/tonne leached)	1,415	7,514	10,922	10,920	10,919	10,919	7,569	60,178
Operating Cost - Gold Recovery ($0.37 to $0.30/tonne leached)	540	2,661	3,486	3,485	3,485	3,485	2,416	19,557
Operating Cost - Laboratory ($0.23 to $0.14/tonne leached)	336	1,565	1,627	1,626	1,626	1,626	1,127	9,534
Operating Cost - Environmental ($0.05 to $0.03/tonne leached)	73	313	349	349	348	348	242	2,022
Operating Cost - General and Administration	675	2,700	2,700	2,700	2,700	2,700	2,700	16,875

Total Operating Cost	16,208	78,378	92,500	95,441	95,436	92,706	42,432	513,102

Unit Operating Cost ($/tonne leached)	11.1	10.0	8.0	8.2	8.2	8.0	5.3	8.0
Unit Operating Cost ($/ounce payable gold)	658	615	596	649	643	686	587	633

OPERATING PROFIT	13,237	73,887	92,912	80,341	81,950	68,702	43,877	454,906

Income Tax	3,893	20,863	26,356	22,317	22,442	18,456	11,009	125,336
Capital Expenditure	3,323	18,997	3,575	3,575	3,575	75		33,120
Reclamation and Closure							5,000	5,000

ANNUAL NET CASH FLOW	6,021	34,027	62,981	54,449	55,933	50,170	27,868	291,450

PRESENT VALUE OF CASH FLOW (discount rate 5%/year)	5,985	32,804	57,827	47,612	46,581	39,792	21,051	251,652
PRESENT VALUE OF CASH FLOW (discount rate 8%/year)	5,964	32,118	55,045	44,063	41,911	34,808	17,903	231,813

SCHEDULE OF TAXATION

Operating Profit	13,237	73,887	92,912	80,341	81,950	68,702	43,877	454,906
Depreciation	262	4,343	5,058	5,952	7,143	7,181	7,181	37,120

Taxable Income	12,975	69,544	87,854	74,389	74,806	61,521	36,696	417,786
Income Tax (30%)	3,893	20,863	26,356	22,317	22,442	18,456	11,009	125,336

*The Technical Report is an updated Pre-Feasibility Study

Sensitivity Study

Sensitivity of the NPV to changes in gold price, operating and capital costs has been analyzed. Revenues are directly proportional to gold price, recovery and grade. With an adverse change of 25% (i.e., a reduction in gold price to US$900 per ounce), NPV remains strongly positive. At US$1,500 per ounce, undiscounted cash flow is estimated at approximately US$462 million.

Sensitivity of the project NPV has also been determined for a specified range of gold prices.

Gold Price (US$/oz)	Change from Base (%)	Cash Flow and Present Value (US$ million)
		Undiscounted Cash Flow	Present Value (5%/y discount)	Present Value (8%/y discount)
900	-25	121	101	95
1,000	-16.7	178	153	141
1,100	-8.3	235	202	186
1,200	Base	291	252	232
1,300	8.3	348	301	277
1,400	16.7	405	350	231
1,500	25	462	399	368

CONCLUSIONS

The following is a summary of Micon’s conclusions:

1)

Micon recommends that as Timmins continues to define the mineralized lenses in its new model for the deposit, it snaps the interpretation to the drill holes for better definition and interpretation accuracy of the mineral lenses.

2)	Micon recommends that Timmins composites the grades within each mineralized lens rather than from the collar of the drill hole down to the toe as is now the case.

Given the known extent of mineralization on the property, compared to the amount of mining activity, the San Francisco project has the potential to host further deposits or lenses of gold mineralization, similar in character and grade to those exploited in the past, outside the present resource base.

Micon has reviewed the proposed exploration program for the property and, in light of the observations made in the Technical Report, supports the concepts as outlined by Timmins. Given the prospective nature of the property, it is Micon’s opinion that the San Francisco project merits further exploration and that Timmins’ proposed exploration plans are properly conceived and justified.

Qualified Person

This press release was reviewed and prepared by Lawrence A. Dick, Ph.D., P.Geo, a director of the Company, who is recognized as a Qualified Person under the guidelines of National Instrument 43-101 and by Miguel Soto, P. Geo., a director and the COO of the Company. Pursuant to National Instrument 43-101, Mr. William Lewis, B.Sc., P.Geo., Mr. Mani Verma, M.Eng., P.Eng., Ing. Alan J. San Martin, MAusIMM., from Micon International Ltd, (Micon), of Toronto, Ontario are the independent Qualified Person responsible for the Mineral Reserve and Mineral Resource Estimate. Mr. Christopher R. Lattanzi, P.Eng of Micon International Ltd, (Micon), of Toronto, Ontario is the independent Qualified Persons responsible for the economic assessment and mining methods. Mr. Richard M. Gowans of Micon International Ltd (Micon), of Toronto, Ontario is the independent Qualified Person responsible for the mettallugy section. Each of Mr. Lewis, Mr. Verma, Mr. San Martin, Mr. Lattanzi, Mr. Gowans, Mr. Dick and Mr. Soto have read and approved the contents of this news release. For further information please contact at 604-682-4002, or go to the website at www.timminsgold.com.

On behalf of the Board:
Bruce Bragagnolo, LLB
Chief Executive Officer
604-638-8980
bruce@timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Mineral Reserve Estimates

Timmins is subject to the reporting requirements of the applicable Canadian securities laws, and as a result we report our mineral reserves according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum. U.S. reporting requirements are governed by the SEC Industry Guide 7 (“Guide 7”). These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions. For example, under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. In particular, we report “resources” in accordance with NI 43-101. While the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the SEC and generally, U.S. companies are not permitted to report resources in documents filed with the SEC. As such, certain information contained in this press release concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the SEC. In addition, an “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and you cannot assume that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. You are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves, and not to assume that all or any part of an “Inferred Mineral Resource” exists, or is economically or legally mineable. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the SEC.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events. Such statements include estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to production, exploration drilling, reserves and resources, exploitation activities and events or future operations. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed.

In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results.